Exhibit 99.1

IM Cannabis’s Legacy Strain ‘Roma’ Voted Israel’s Favourite
Strain of the Month for August 2022

Recognition highlights IMC’s growing market momentum in Israel following the
Company’s recent streamlining initiatives

TORONTO and GLIL YAM, Israel, October 26, 2022 -- IM Cannabis Corp. (“IMC” or the “Company”) (NASDAQ: IMCC) (CSE: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada and Germany, is pleased to announce that its legacy strain, Roma, has been voted as the Favourite Strain of the Month in August 2022 by ‘Cannabis’, one of Israel’s leading cannabis blogs for Israeli medical cannabis patients.1 The Company believes its recent rebranding and restructuring initiatives have significantly contributed to the growing market momentum in Israel.

IMC’s Roma strain is a high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect. The Company’s Roma strain has been prescribed in Israel to help relieve chronic pain and migraines, and treat nausea, insomnia, eating disorders, and anxiety.

IMC unveiled a series of plans to strengthen its branding and operations in Israel, as stated in its press release dated April 6, 2022. As part of these efforts, Focus Medical Herbs Ltd., which has a commercial agreement with IM Cannabis to distribute its production under the IMC brand, expanded the Roma offering to include pre-rolls and an oils range. In addition, the Company streamlined its call centres for increased efficiency to offer its medical cannabis patients consistent, superior experience and information, in what is now the largest cannabis call centre in Israel.

In August 2022, 100 kilograms of Roma were sold in Israel. While the Company started with humble beginnings, today it is a leader of the premium and ultra-premium segments in the Israeli medical cannabis market. Over the past year, the Company has launched over 25 new SKUs, pioneering in craft flower, pre-rolls, full-spectrum oils and original Canadian brands and their original strains, such as WAGNERS, from its Canadian subsidiary Trichome Financial Corp. (“Trichome”) and others from its world-leading cannabis suppliers and partners.

Oren Shuster, IM Cannabis CEO commented: “I am pleased to see that our sharpened focus, new initiatives, and hard work are beginning to bear fruit. The fact that medical patients in Israel are voting for Roma, our legacy premium strain, is a testament to the realization of our mission. Over the years, we have embarked upon many journeys to improve the quality and composition of our products, and by selecting Roma as a favourite strain, Israeli medical cannabis patients have shown us that we are on the right track.”

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IMC is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

1 Citation for Blog where Roma has been voted Israel’s favourite cannabis strain in August 2022

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IMC operates through Trichome and its subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Company Contact:

Maya Lustig, Director Investor & Public Relations
IM Cannabis Corp.
+972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com